

HAECO

Our Ref: CSA/CPA12/5(e)

02049564

16th August 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA



Dear Sirs/Madam,

Hong Kong Aircraft Engineering Company Limited
File No. 82-3846

    Pursuant to Hong Kong Aircraft Engineering Company Limited's ("the Company") obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose a copy of the Interim Report 2002 of the Company for your record.

Yours faithfully,
For HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

Paul A. Moore
Secretary

PROCESSED
SEP 0 6 2002
THOMSON
FINANCIAL

Encl.
c.c.:   Mr. Bryan Ho (w/o encl.)
       Assistant Treasurer
       The Bank of New York (fax: 212 571-3050)

Hong Kong Aircraft Engineering Company Limited
Company Secretary's Department
35th Floor, Two Pacific Place, 88 Queensway, Hong Kong
Tel: (852) 2840 8879 Fax: (852) 2845 5445 G.P.O. Box 1 Hong Kong

Swire Group



HAECO

INTERIM REPORT 2002

HIGHLIGHTS

Hong Kong
Aircraft
Engineering
Company
Limited
INTERIM
REPORT
2002

	Six months ended 30th June		Year ended 31st December
	2002	2001	2001
(in HK$ Million)			
Turnover	**1,028**	1,023	1,994
Attributable post-tax results from material jointly controlled companies:			
– Hong Kong Aero Engine Services Limited	**47**	34	108
– Taikoo (Xiamen) Aircraft Engineering Company Limited	**29**	49	76
Profit attributable to shareholders	**240**	175	312
Dividends	**47**	38	108
Shareholders' funds	**2,997**	2,621	2,713
(number of shares in '000)			
Average number of shares in issue	**166,335**	166,983	166,945
(in HK$)			
Earnings per share	**1.44**	1.05	1.87
Dividends per share	**0.28**	0.23	0.65
Shareholders' funds per share	**18.02**	15.69	16.30

Contents

Highlights

Chairman's statement 1

Consolidated profit and loss account – unaudited 3

Consolidated balance sheet – unaudited 4

Consolidated cash flow statement – unaudited 5

Consolidated statement of changes in equity – unaudited 6

Notes to the accounts 6

Information provided in accordance with the Listing Rules 11

Corporate information 12

Website: http://www.haeco.com

Design: Format Limited www.format.com.hk

This interim report is printed on recycled paper

Hong Kong
Aircraft
Engineering
Company
Limited
INTERIM
REPORT
2002

Results

The Group's profit attributable to shareholders for the first half of 2002 was HK$240 million, a 37% improvement compared with the profit of HK$175 million earned during the same period in 2001. The profit for the period included an amount of HK$52 million comprising the release of provisions made in previous financial periods to cover potential problems in collecting full amounts due from customers and stock obsolescence. The corresponding figure in the first half of 2001 was a charge of HK$27 million. In addition, there was a non-recurring profit of HK$7 million relating to the sale of residential property last year. The decrease in attributable profit before these exceptional items was 4%, from HK$195 million to HK$188 million.

The contribution after tax from Taikoo (Xiamen) Aircraft Engineering Company Limited (TAECO) during the period was HK$29 million (2001: HK$49 million) and from Hong Kong Aero Engine Services Limited (HAESL) was HK$47 million (2001: HK$34 million).

Your directors have today declared an interim dividend of HK¢28 (2001: HK¢23) per share payable on 23rd September 2002 to shareholders registered at the close of business on 13th September 2002. This represents an increase of 22% in dividend per share compared with last year, and the total distribution is HK$47 million. The share register will be closed from 9th September 2002 to 13th September 2002, both dates inclusive.

Review of operations

The Company, either directly or through its jointly controlled company in Xiamen, TAECO, has comprehensive maintenance contracts covering the fleets of Boeing and Airbus aircraft operated by the Hong Kong based airlines, Cathay Pacific Airways, Dragonair and Air Hong Kong. These contracts cover the provision of line maintenance and hangar-based maintenance as well as the overhaul of certain components. In addition, through its Hong Kong based joint venture with Rolls-Royce plc, HAESL, it provides aero engine maintenance.

Line maintenance activity improved during the period following the downturn in the market seen in the last quarter of 2001. The average number of aircraft handled daily between January and June last year was 186 and this average number grew to 191 this year, a 3% increase. The provision of technical and non-technical line maintenance services at Hong Kong International Airport continues to be extremely price sensitive.

The airframe maintenance and modification facilities operated by both HAECO and TAECO continued to be heavily utilised during the period, although with the younger fleets of more modern aircraft operated by their base customers, and with fewer opportunities during the period to convert passenger aircraft for cargo use, the extent of the average work package has dropped.

The Company has negotiated a contract with Cathay Pacific Airways under which it will acquire a pool of Airbus A340-600 rotable spares that it will maintain and lease to the airline for use on three aircraft that are scheduled to enter its fleet between November 2002 and April 2003. These spares are estimated to cost HK$120 million, most of which will be incurred in the second half of the year.

TAECO's lower result for the period reflected falling revenue due to smaller work packages for aircraft

2

**Hong Kong
Aircraft
Engineering
Company
Limited**
INTERIM
REPORT
2002

in the hangar. Line maintenance operations in Xiamen, Shanghai and Beijing, primarily for Dragonair, continue to run smoothly. Despite this drop in profits, TAECO's cash flow remains strong, and its Board has declared an interim dividend payable in August, of which the Company's share will be US$2 million. Construction work on TAECO's third hangar is on schedule and budget and it is expected to be operational in early 2003.

HAESL's higher profits were a reflection of a 23% increase in the number of engines put through its facilities; 80 engines arising in this period compared to 65 last year. The projected workload continues to be healthy. While Cathay Pacific is still the principal customer, about 50% of the business is derived from other regional carriers and Rolls-Royce.

Financial review

Turnover was close to that of last year. Increases in line and base maintenance businesses were largely offset by the absence of spares and material sales for passenger-to-cargo aircraft conversion work in the period.

Operating profit before a non-recurring item and changes in bad debt and stock obsolescence provisions increased from HK$111 million to HK$125 million, reflecting an increase in line maintenance business and the effect of higher productivity on aircraft in the hangar.

The contribution before tax from jointly controlled companies was HK$99 million which was in line with that of last period.

Net liquid funds at 30th June 2002 were HK$341 million, compared to HK$125 million at 31st December 2001. In addition to the net cash inflow from operations, the Company has received dividends of HK$11 million from Goodrich Asia-Pacific Limited, and HK$169 million from refinancing of staff housing loans.

Outlook

The annual report indicated that following the events in September last year the Group had seen a decline in demand for its services which was expected to continue in 2002. As it turned out, during the first half of the year, the market returned to a level of activity comparable to last year. The Company's base maintenance facilities were heavily utilised and forward bookings indicate this situation will continue through the rest of the year. The facilities at TAECO are also fully booked for the remainder of the year. The Company is the main provider of line maintenance services in Hong Kong, and this area of the Company's business is expected to grow in line with the increasing number of flights through Hong Kong.

David Turnbull
Chairman
Hong Kong, 6th August 2002

Hong Kong
Aircraft
Engineering
Company
Limited
INTERIM
REPORT
2002

	Note	Six months ended 30th June 2002 HK$M	2001 HK$M	Year ended 31st December 2001 HK$M
Turnover	2	**1,028**	1,023	1,994
Operating expenses:				
Staff remuneration		**(502)**	(527)	(1,052)
Cost of direct material/job expenses		**(149)**	(256)	(431)
Depreciation		**(50)**	(53)	(103)
Operating lease rentals – land & buildings		**(28)**	(30)	(60)
Auditors' remuneration		**–**	–	(1)
Changes in work in progress		**(56)**	52	33
Other operating expenses		**(118)**	(98)	(222)
Movements in doubtful debt and stock obsolescence provisions		**52**	(27)	(54)
Profit on sale of staff housing	3	**–**	7	7
Profit on sale of business to a jointly controlled company		**–**	–	7
Operating profit	2	**177**	91	118
Net finance income	4	**3**	6	9
Net operating profit		**180**	97	127
Share of results of jointly controlled companies	5	**99**	99	222
Profit before taxation		**279**	196	349
Taxation	6	**(39)**	(21)	(37)
Profit attributable to shareholders		**240**	175	312
Dividends – paid/proposed				
Interim		**47**	38	38
Final		**–**	–	70
		47	38	108
		HK$	HK$	HK$
Earnings per share	7	**1.44**	1.05	1.87

	2002 Interim HK$	2001 Interim HK$	Final HK$	Total HK$
Dividends per share	0.28	0.23	0.42	0.65

CONSOLIDATED BALANCE SHEET – UNAUDITED

Hong Kong
Aircraft
Engineering
Company
Limited
INTERIM
REPORT
2002

	Note	30th June 2002 HK$M	31st December 2001 HK$M
Fixed assets	8	**1,601**	1,636
Investment in jointly controlled companies	9	**932**	869
Deferred items			
Staff loans		**5**	5
Promissory note		**3**	4
Interest receivable		**40**	38
Retirement benefit assets		**125**	–
Deferred taxation		**(104)**	(58)
		69	(11)
Current assets			
Stocks of aircraft parts		**57**	70
Work in progress		**63**	119
Debtors and prepayments	10	**289**	188
Staff loans		**2**	171
Amounts due from jointly controlled companies		**17**	18
Deposits maturing after three months		**12**	12
Short term deposits and bank balances		**329**	113
		769	691
Current liabilities			
Creditors and accruals	10	**260**	352
Term loan due within one year	12	**3**	3
Amount due to jointly controlled companies		**1**	5
		264	360
Net current assets		**505**	331
		3,107	2,825
Financed by:			
Share capital	11	**166**	166
Reserves		**2,831**	2,547
Shareholders' funds		**2,997**	2,713
Minority interest		**5**	5
Long term loan	12	**105**	107
		3,107	2,825

5

Hong Kong
Aircraft
Engineering
Company
Limited
INTERIM
REPORT
2002

	Six months ended 30th June		Year ended 31st December
	2002 HK$M	2001 HK$M	2001 HK$M
Cash flows from operating activities			
Cash generated from operations	140	70	267
Interest paid	(4)	(6)	(10)
Interest received	4	7	12
Net cash inflow from operating activities	140	71	269
Cash flows from investing activities			
Purchase of fixed assets	(15)	(24)	(45)
Sale of fixed assets	–	9	9
Investment in jointly controlled companies	(1)	(29)	(31)
Loans advanced to jointly controlled companies	(15)	(13)	(22)
Dividends received from jointly controlled companies	11	–	10
Net decrease in staff loans	169	12	28
Net decrease/(increase) in short-term deposits maturing after three months	–	1	(2)
Net cash inflow/(outflow) from investing activities	149	(44)	(53)
Cash flows from financing			
Repayment of term loan	(2)	(1)	(3)
Purchase of Company's shares	(1)	–	(6)
Dividends paid to shareholders	(70)	(63)	(102)
Net cash outflow from financing	(73)	(64)	(111)
Increase/(decrease) in cash and cash equivalents	216	(37)	105
Cash and cash equivalents at beginning of the period	113	8	8
Cash and cash equivalents at end of the period	329	(29)	113



Hong Kong
Aircraft
Engineering
Company
Limited
INTERIM
REPORT
2002

	Share capital HK$M	Revenue reserve HK$M	Capital redemption reserve HK$M	Total HK$M
At 31st December 2001, as previously reported	166	2,528	19	2,713
Change in accounting policy to retirement benefits	–	115	–	115
At 31st December 2001, as restated	166	2,643	19	2,828
Profit attributable to shareholders	–	240	–	240
2001 final dividend paid	–	(70)	–	(70)
Repurchase of own shares				
– premium paid on repurchase	–	(1)	–	(1)
At 30th June 2002	166	2,812	19	2,997

NOTES TO THE ACCOUNTS

1. Basis of preparation

These interim financial statements have been prepared in accordance with the principal accounting policies set out in the Company's 2001 Annual Report, except for changes in accounting policies as described below. These interim financial statements comply with Statement of Standard Accounting Practice (SSAP) No. 25 issued by the Hong Kong Society of Accountants and the disclosure requirements set out in Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited.

Several new accounting standards issued by the Hong Kong Society of Accountants are effective for this financial period.

SSAP 1 (revised)	Presentation of financial statements
SSAP 11 (revised)	Foreign currency translation
SSAP 15 (revised)	Cash flow statements
SSAP 34	Employee benefits

The changes to the Group's accounting policies arising from the adoption of these new or revised SSAPs are set out below:

Certain presentational changes have been made upon the adoption of SSAP 1 (revised) and SSAP 15 (revised).

On adoption of SSAP 11 (revised), the profit and loss accounts of foreign jointly controlled entities denominated in foreign currencies are translated at the weighted average exchange rates during the year. This is a change in accounting policy from previous years where these were translated at the balance sheet date. The effect of such change is not material to the accounts.

In 2002, the Group implemented SSAP 34 "Employee Benefits". In accordance with this standard, retirement benefit costs are assessed using the projected unit credit method. Under this method, plan assets are measured at fair value, retirement benefit obligations are measured as the present value of the estimated future cash flows by reference to market yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. This is a change in accounting policy as in previous years retirement benefit costs were assessed using the attained age normal method and retirement benefit obligations were discounted at the expected rate of return on plan assets. An initial transitional surplus of HK$137 million has been determined as at 1st January 2002. Accordingly, shareholders' funds and deferred taxation at 1st January 2002 have been increased by HK$115 million and HK$22 million respectively.

NOTES TO THE ACCOUNTS

7

Hong Kong
Aircraft
Engineering
Company
Limited
INTERIM
REPORT
2002

2. Segmental information

The Company is engaged in the business of maintenance, modification and repair of commercial aircraft in Hong Kong. No further business segmental information has therefore been reported.

The Group's jointly controlled companies, all of which are engaged in the same business as the Company, operate both in Hong Kong and overseas. Financial summaries of the two material jointly controlled companies are provided under note 9.

3. Profit on sale of staff housing

In the period ended 30th June 2001, the Company disposed of the last residential unit at Twin Bay Villas, Clearwater Bay Road, Sai Kung, New Territories. This property was originally acquired in 1970 as staff quarter.

4. Net finance income

	Six months ended 30th June		Year ended 31st December
	2002 HK$M	2001 HK$M	2001 HK$M
Finance income	7	12	19
Interest on bank loans and overdrafts	–	(1)	(1)
Interest on long term loan not wholly repayable within five years	(4)	(5)	(9)
	3	6	9

5. Share of results of jointly controlled companies

	Six months ended 30th June		Year ended 31st December
	2002 HK$M	2001 HK$M	2001 HK$M
(a) Attributable pre-tax results from:			
– Hong Kong Aero Engine Services Limited	57	41	128
– Taikoo (Xiamen) Aircraft Engineering Company Limited	32	51	79
– Other jointly controlled companies	10	7	15
	99	99	222
(b) Less: Share of taxation thereon:			
– Hong Kong Aero Engine Services Limited	(10)	(7)	(20)
– Taikoo (Xiamen) Aircraft Engineering Company Limited	(3)	(2)	(3)
– Other jointly controlled companies	(2)	(1)	(2)
	(15)	(10)	(25)
(c) Attributable post-tax results from:			
– Hong Kong Aero Engine Services Limited	47	34	108
– Taikoo (Xiamen) Aircraft Engineering Company Limited	29	49	76
– Other jointly controlled companies	8	6	13
	84	89	197

Hong Kong
Aircraft
Engineering
Company
Limited
INTERIM
REPORT
2002

6. Taxation

	Six months ended 30th June		Year ended 31st December
	2002 HK$M	2001 HK$M	2001 HK$M
The taxation comprises:			
The Company and its subsidiary company:			
Deferred taxation	24	11	12
Jointly controlled companies	15	10	25
	39	21	37

No provision for Hong Kong profits tax has been made for the period as the Group's assessable profit is wholly absorbed by the tax losses brought forward. Overseas taxation is calculated at tax rates prevailing in the respective jurisdictions.

7. Earnings per share

Earnings per share are calculated by reference to the profit attributable to shareholders for the period ended 30th June 2002 of HK$240 million (period ended 30th June 2001: HK$175 million) and on the weighted average number of 166,334,707 (period ended 30th June 2001: 166,983,450) ordinary shares in issue during the period.

8. Fixed assets

	Property, plant and equipment
	Six months ended 30th June 2002
	HK$M
Opening net book value	1,636
Additions and transfers	15
Disposals	–
Depreciation	(50)
Closing net book value	1,601

9

Hong Kong
Aircraft
Engineering
Company
Limited
INTERIM
REPORT
2002

9. Jointly controlled companies

For the period ended 30th June 2002, the financial results of material jointly controlled companies are as follows:

	HAESL (Operating in Hong Kong) Six months ended 30th June		TAECO (Operating in Mainland China) Six months ended 30th June	
	2002 HK$M	2001 HK$M	2002 HK$M	2001 HK$M
Turnover	1,630	1,420	251	297
Operating profit	150	117	64	103
Net finance (charges)/income	(12)	(26)	1	1
Share of results of associates	(11)	–	–	–
Profit before taxation	127	91	65	104
Taxation	(23)	(15)	(5)	(4)
Profit attributable to shareholders	104	76	60	100
Funds employed:				
Long-term assets	764	782	789	729
Current assets	1,265	1,093	164	115
	2,029	1,875	953	844
Less: current liabilities	(649)	(574)	(112)	(78)
	1,380	1,301	841	766
Financed by:				
Shareholders' funds and loans	1,093	796	826	751
Long-term liabilities	287	505	15	15
	1,380	1,301	841	766
Group's weighted average % shareholding in the period	45.0%	45.0%	49.6%	46.3%
Group's share of profit attributable to shareholders	47	34	29	49
Group's share of funds employed at 30th June	492	358	406	369

10. Debtors and creditors – Credit risks and ageing analysis

The credit terms given to the customers vary and are generally based on the financial strengths of individual customers. Credit evaluations of debtors are performed periodically to minimise any credit risk associated with receivables.

As at 30th June 2002, 75% of debtors (65% as at 31st December 2001) and 86% of creditors (93% as at 31st December 2001) were aged under six months.



Hong Kong
Aircraft
Engineering
Company
Limited
INTERIM
REPORT
2002

11. Share capital

During the period under review, the Company repurchased 126,600 of its own shares on the Hong Kong Stock Exchange at an aggregate consideration of HK$1 million.

All the shares repurchased were subsequently cancelled. An amount equal to the nominal value of the shares cancelled was transferred from the revenue reserve to the capital redemption reserve.

As at 30th June 2002, 166,324,850 shares were in issue (31st December 2001: 166,451,450 shares).

12. Long-term loan

	30th June 2002 HK$M	31st December 2001 HK$M
Repayable within one year	3	3
Repayable between one and two years	4	3
Repayable between two and five years	13	13
Repayable after five years	88	91
	108	110
Amount due within one year included under current liabilities	(3)	(3)
	105	107

	HK$M
At 31st December 2001	110
Repayments during the period	(2)
At 30th June 2002	108

The loan is provided by Troon Limited, a subsidiary of Cathay Pacific Airways Limited, to the Company for the construction of storage areas for aircraft parts. The terms of the loan are as disclosed in the 2001 Annual Report of the Company. During the period, the interest incurred was HK$4 million (2001: HK$5 million).

13. Related party transactions

In addition to those disclosed elsewhere in the interim report, material transactions between the Group and related parties which were conducted on normal commercial terms in the ordinary and usual course of business are listed below:

	Jointly Controlled Companies Six months ended 30th June		Other Related Parties Six months ended 30th June		Total Six months ended 30th June	
	2002 HK$M	2001 HK$M	2002 HK$M	2001 HK$M	2002 HK$M	2001 HK$M
Revenue from provision of services	91	96	509	445	600	541

(a) Revenue from the provision of services to jointly controlled companies comprised mainly services to HAESL and TAECO. Services provided to HAESL included engine component repairs charged at normal commercial rates and the provision of certain administrative services charged at cost based on the agreement with Rolls-Royce plc concerning the formation of HAESL. Services provided to TAECO related principally to charges at commercial rates covering the stationing of a working team of 150 people on average in TAECO and management services.

(b) Revenue from the provision of services to other related parties comprised maintenance charges for the Cathay Pacific Airways fleet, the Dragonair and Air Hong Kong fleets as well as logistic support and storage charges for Cathay Pacific Airways.

Hong Kong
Aircraft
Engineering
Company
Limited
INTERIM
REPORT
2002

Results for the six months ended 30th June 2002 – unaudited

The results have been reviewed by the Audit Committee of the Company established in compliance with the additional requirement of the Stock Exchange to its Code of Best Practice.

Interim dividend

An interim dividend of HK¢28 (2001: HK¢23) per share has today been declared and will be paid on 23rd September 2002 to shareholders registered at the close of business on 13th September 2002. The share register will be closed from 9th September 2002 to 13th September 2002 both dates inclusive.

Share capital

During the period under review, the Company made the following purchases of its shares on the Hong Kong Stock Exchange:

Month	Number of Shares Purchased	Highest Price Paid (HK$)	Lowest Price Paid (HK$)
January 2002	126,600	12.35	11.90

Other than as stated above, no purchase, sale or redemption of the shares of the Company has been effected by the Company or its subsidiary company.

Corporate governance

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the interim report, in compliance with the Code of Best Practice as set out in the Listing Rules of The Stock Exchange of Hong Kong Limited.

Directors' interests

At 30th June 2002, the register maintained under Section 29 of the Securities (Disclosure of Interests) Ordinance (SDI) showed that the following Directors held beneficial interests in the shares of Hong Kong Aircraft Engineering Company Limited:

	Personal Interests	Other Interests	Total
The Hon Michael Kadoorie (alternate Director)	–	3,782,886*	3,782,886
Dinty Dickson Leach	100,000	–	100,000
John Paterson	8,000	–	8,000

* By virtue of the SDI, The Hon Michael Kadoorie and his family were deemed to be interested in 3,782,886 shares in the Company, which are held via discretionary trusts.

During or prior to the period under review, no right has been granted to, or exercised by, any Director of the Company, or to or by the spouse or children under 18 years of age of any Director, to subscribe for shares, warrants or debentures of the Company.

Other than as stated above, the Directors of the Company held no interests, whether beneficial or non-beneficial, in the shares or warrants of the Company or its associated corporations (within the meaning of SDI).

Substantial shareholders

The register of substantial shareholders maintained under Section 16(1) of the SDI shows that at 30th June 2002 the Company had been notified of the following interests, being 10% or more of the Company's issued share capital. These interests are in addition to those disclosed above in respect of the Directors.

	Number of Shares	
John Swire & Sons Limited	99,649,103	
John Swire & Sons (H.K.) Limited	99,649,103	) Duplications of John Swire &
Swire Pacific Limited	99,649,103	) Sons Limited's holding
Cathay Pacific Airways Limited	45,649,686	)

2

Hong Kong
Aircraft
Engineering
Company
Limited
INTERIM
REPORT
2002

Registered office

35th Floor, Two Pacific Place

88 Queensway

Hong Kong

Auditors

PricewaterhouseCoopers

For further information about Hong Kong Aircraft Engineering Company Limited, please contact:

Manager

Group Public Affairs

Hong Kong Aircraft Engineering Company Limited

35th Floor, Two Pacific Place

88 Queensway

Hong Kong

Tel: (852) 2840-8098

Fax: (852) 2526-9365

Website: http://www.haeco.com

註冊辦事處

香港金鐘道八十八號

太古廣場二期三十五字樓

核數師

羅兵咸永道會計師事務所

查詢有關香港飛機工程有限公司之詳情，請聯絡：

香港飛機工程有限公司

公共事務經理

香港金鐘道八十八號

太古廣場二期三十五字樓

電話：(852) 2840-8098

傳真：(852) 2526-9365

網址：http://www.haeco.com



截至二零零二年六月三十日止六個月未經審核業績

本公司按照聯合交易所最佳應用守則之額外規定而成立之審核委員會已審閱本賬目。

中期股息

董事局業於本日宣佈派發中期股息每股港幣二十八仙(二零零一年為港幣二十三仙),並定於二零零二年九月二十三日派發予於二零零二年九月十三日辦公時間結束時已名列股東名冊內之股東。股票過戶手續將於二零零二年九月九日至二零零二年九月十三日(包括首尾兩天)暫停辦理。

股本

在本期間內,本公司於香港聯合交易所購回本公司以下股份:

月份	購回股份數目	每股最高價格(港元)	每股最低價格(港元)
二零零二年一月	126,600	12.35	11.90

除上述外,本公司或其附屬公司並無購回、出售或贖回本公司之股份。

公司管治

本公司並無任何董事知悉任何資料足以合理地指出本公司在中期報告所包括之會計期間的任何時間內,概無或曾無遵守香港聯合交易所有限公司證券上市規則內之最佳應用守則。

董事權益

於二零零二年六月三十日,根據證券(披露權益)條例(披露權益條例)第二十九條須設立之名冊內所登記,以下董事在香港飛機工程有限公司之股份中持有實益:

	個人權益	其他權益	總計
米高嘉道理(代董事)	–	3,782,886*	3,782,886
李德信	100,000	–	100,000
鮑天頌	8,000	–	8,000

* 依據披露權益條例之規定,米高嘉道理及其家族透過全權信託被視為在本公司該批 3,782,886 股股份中有利益關係。

在本期間內或之前,本公司之任何董事或彼等之配偶或年齡十八歲以下之子女,均無獲授權或行使權利,以認購本公司股份、認股權證或債券。

除上述外,本公司之董事並無實益或非實益擁有本公司或其相聯法團之股本或認股權證(定義見於披露權益條例)。

主要股東

根據披露權益條例第十六(一)條設立之主要股東名冊顯示,於二零零二年六月三十日,本公司已獲通知以下之權益,相等於本公司已發行股本百分之十或以上。此等權益不包括在上述各董事之披露權益內。

	股份數目
英國太古集團有限公司	99,649,103
香港太古集團有限公司	99,649,103) 與英國太古集團有限公司
太古股份有限公司	99,649,103) 之持股量重複
國泰航空有限公司	45,649,686)

11. 股本

在本期內，本公司在香港聯合交易所以總代價港幣一百萬元購回共126,600股股份。

所有購回之股份隨即被註銷。一筆相等於已註銷股份面值之款項已由收益儲備撥入資本贖回儲備。

二零零二年六月三十日結算，已發行股份數目為166,324,850股（二零零一年十二月三十一日為166,451,450股）。

12. 長期借款

	六月三十日 二零零二年 港幣百萬元	十二月三十一日 二零零一年 港幣百萬元
於一年內償還	3	3
於一年至兩年內償還	4	3
於兩年至五年內償還	13	13
於五年後償還	88	91
	108	110
列入流動負債項下須於一年內償還款項	(3)	(3)
	105	107

	港幣百萬元
二零零一年十二月三十一日結算	110
於本期內償還	(2)
二零零二年六月三十日結算	108

該項借款由國泰航空有限公司之附屬公司 Troon Limited 提供予本公司，以興建飛機部件儲存庫。該項借款之條款誠如本公司二零零一年報告書內所披露。在本期內帶來利息為港幣四百萬元（二零零一年為港幣五百萬元）。

13. 有關連人士交易

除在本中期報告內其他章節披露之該等交易外，本集團與有關連人士按照一般商業條件以及正常業務程序下進行之重大交易列載如下：

	共控公司 截至六月三十日止六個月		其他有關連人士 截至六月三十日止六個月		總計 截至六月三十日止六個月	
	二零零二年 港幣百萬元	二零零一年 港幣百萬元	二零零二年 港幣百萬元	二零零一年 港幣百萬元	二零零二年 港幣百萬元	二零零一年 港幣百萬元
提供服務所得之收入	91	96	509	445	600	541

(a) 向共控公司提供服務所得之收入主要包括為香港航空發動機維修服務公司及廈門太古飛機工程公司提供之服務。為香港航空發動機維修服務公司提供之服務包括按一般商業價格收費之發動機部件修理，及根據與勞斯萊斯公司就成立香港航空發動機維修服務公司所訂之協議按成本收費提供之若干行政服務。為廈門太古飛機工程公司提供之服務主要為在廈門太古飛機工程公司派駐一個平均約一百五十人的工作小組按商業價格收取之費用及管理服務費。

(b) 向其他有關連人士提供服務所得之收入包括向國泰航空機隊、港龍航空及華民航空機隊收取之維修費，以及向國泰航空收取之後勤支援及儲存開支。

9. 共控公司

截至二零零二年六月三十日止期間，主要共控公司之財務業績如下：

	香港航空發動機維修服務公司 (於香港營運) 截至六月三十日止六個月		廈門太古飛機工程公司 (於中國內地營運) 截至六月三十日止六個月	
	二零零二年 港幣百萬元	二零零一年 港幣百萬元	二零零二年 港幣百萬元	二零零一年 港幣百萬元
營業總額	1,630	1,420	251	297
營業溢利	150	117	64	103
財務(支出)／收入淨額	(12)	(26)	1	1
應佔聯屬公司業績	(11)	–	–	–
除稅前溢利	127	91	65	104
稅項	(23)	(15)	(5)	(4)
股東應佔溢利	104	76	60	100
資金運用：				
長期資產	764	782	789	729
流動資產	1,265	1,093	164	115
	2,029	1,875	953	844
減：流動負債	(649)	(574)	(112)	(78)
	1,380	1,301	841	766
資本來源：				
股東資金及借款	1,093	796	826	751
長期負債	287	505	15	15
	1,380	1,301	841	766
集團於本期內之加權平均權益百分率	45.0%	45.0%	49.6%	46.3%
集團應佔股東溢利	47	34	29	49
六月三十日結算集團應佔資金運用	492	358	406	369

10. 應收及應付賬項 － 信貸風險及賬齡分析

給予客戶之信貸條件不盡相同，一般乃根據個別客戶之財政能力而定。對應收賬項定期進行信貸評估以減低任何與應收款項有關之信貸風險。

二零零二年六月三十日結算，百分之七十五應收賬項(二零零一年十二月三十一日結算為百分之六十五)及百分之八十六應付賬項(二零零一年十二月三十一日結算為百分之九十三)之賬齡均低於六個月。

6. 稅項

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零二年 港幣百萬元	二零零一年 港幣百萬元	二零零一年 港幣百萬元
稅項包括：			
本公司及其附屬公司：			
遞延稅項	**24**	11	12
共控公司	**15**	10	25
	39	21	37

本期並無為香港利得稅作出準備，因本集團之應課稅溢利已全部為前期稅項虧損所吸收。海外稅項乃按各司法管轄區所採用之稅率計算。

7. 每股盈利

每股盈利乃根據截至二零零二年六月三十日止期間之股東應佔溢利港幣二億四千萬元（二零零一年六月三十日止期間為港幣一億七千五百萬元）及於該期間內已發行之加權平均股份數目166,334,707股（二零零一年六月三十日止期間為166,983,450股）普通股計算。

8. 固定資產

	物業、廠房及設備
	截至二零零二年 六月三十日止六個月
	港幣百萬元
期初賬面淨值	**1,636**
增置及轉撥	**15**
出售	**–**
折舊	**(50)**
結算賬面淨值	**1,601**

3. 出售員工房屋溢利

於二零零一年六月三十日止期間，本公司出售其位於新界西貢清水灣道勝景別墅之最後一個住宅單位。此物業原於一九七零年購入以作為員工居所。

4. 財務收入淨額

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零二年 港幣百萬元	二零零一年 港幣百萬元	二零零一年 港幣百萬元
財務收入	7	12	19
銀行貸款及透支利息	–	(1)	(1)
毋須於五年內全部清還之長期借款利息	(4)	(5)	(9)
	3	6	9

5. 應佔共控公司業績

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零二年 港幣百萬元	二零零一年 港幣百萬元	二零零一年 港幣百萬元
(a) 應佔除稅前業績來自：			
－ 香港航空發動機維修服務有限公司	57	41	128
－ 廈門太古飛機工程有限公司	32	51	79
－ 其他共控公司	10	7	15
	99	99	222
(b) 減：其應佔稅項：			
－ 香港航空發動機維修服務有限公司	(10)	(7)	(20)
－ 廈門太古飛機工程有限公司	(3)	(2)	(3)
－ 其他共控公司	(2)	(1)	(2)
	(15)	(10)	(25)
(c) 應佔除稅後業績來自：			
－ 香港航空發動機維修服務有限公司	47	34	108
－ 廈門太古飛機工程有限公司	29	49	76
－ 其他共控公司	8	6	13
	84	89	197

未經審核綜合股權變動表
截至二零零二年六月三十日止六個月

6

香港飛機工程
有限公司
二零零二年
中期報告

	股本 港幣百萬元	收益儲備 港幣百萬元	資本贖回儲備 港幣百萬元	總計 港幣百萬元
二零零一年十二月三十一日結算，如之前報告	166	2,528	19	2,713
退休福利之會計政策改變	–	115	–	115
二零零一年十二月三十一日結算，如重列	166	2,643	19	2,828
股東應佔溢利	–	240	–	240
已派付之二零零一年末期股息	–	(70)	–	(70)
購回本公司股份				
－ 購回溢價	–	(1)	–	(1)
二零零二年六月三十日結算	166	2,812	19	2,997

賬目附註

1. 編製原則

除以下敘述之會計政策改變外，此等中期財務報表乃按照刊載於本公司二零零一年報告書內之主要會計政策編製。此等中期財務報表符合香港會計師公會頒佈之會計實務準則第二十五號及刊載於香港聯合交易所有限公司上市規則附件十六之披露要求。

數項由香港會計師公會新頒佈之會計準則於本財政期間生效。

會計實務準則第一號(修訂)	「財務報表之呈列」
會計實務準則第十一號(修訂)	「外幣折算」
會計實務準則第十五號(修訂)	「現金流量表」
會計實務準則第三十四號	「僱員福利」

本集團之會計政策因採用此等新的或修訂的會計實務準則而作出之變動列述如下：

因採用會計實務準則第一號(修訂)及會計實務準則第十五號(修訂)，呈報方式已作出某些變動。

因採用會計實務準則第十一號(修訂)，以外幣計值之外國共同控制公司之損益賬於年內以加權平均匯率折算。此會計政策與往年不同，往年此等損益賬均以資產負債表結算日之兌換率折算。此變動未有對損益賬造成重大影響。

本集團於二零零二年實施會計實務準則第三十四號「僱員福利」。根據此標準，退休福利成本乃採用預計單位貸記法估量。按照此成本法，計劃資產按公平值衡量，而退休福利責任則參考期限與優質公司債券之相若負債的市場孳息率，以預計其未來現金流量，再折算為現值。此乃會計政策上之改變，因往年退休福利成本採用已達工齡法評估，而退休福利負債則按計劃資產預期回報率折算。一項港幣一億三千七百萬元之初期過渡時期盈餘已因於二零零二年一月一日結算時確定。因此，二零零二年一月一日結算之股東資金及遞延稅項分別增加港幣一億一千五百萬元及港幣二千二百萬元。

2. 分項資料

本公司於香港從事商用飛機維修、改裝及修理業務，因此並無報告進一步之業務分項資料。

本集團之共控公司全皆從事與本公司相同之業務，於香港及海外營運。兩家主要共控公司之財務摘要於附註9列述。



香港飛機工程
有限公司
二零零二年
中期報告

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零二年 港幣百萬元	二零零一年 港幣百萬元	二零零一年 港幣百萬元
營業現金流量			
營業產生之現金	**140**	70	267
已付利息	**(4)**	(6)	(10)
已收利息	**4**	7	12
營業現金流入淨額	**140**	71	269
投資業務之現金流量			
購買固定資產	**(15)**	(24)	(45)
出售固定資產	**–**	9	9
在共控公司之投資	**(1)**	(29)	(31)
予共控公司借款	**(15)**	(13)	(22)
已收共控公司之股息	**11**	–	10
職員借款減少淨額	**169**	12	28
逾三個月定期之短期存款減少／(增加)淨額	**–**	1	(2)
投資業務之現金流入／(流出)淨額	**149**	(44)	(53)
融資之現金流量			
償還長期借款	**(2)**	(1)	(3)
購回本公司股份	**(1)**	–	(6)
已付予股東之股息	**(70)**	(63)	(102)
融資之現金流出淨額	**(73)**	(64)	(111)
現金及現金等價物增加／(減少)	**216**	(37)	105
期初結算之現金及現金等價物	**113**	8	8
期終結算之現金及現金等價物	**329**	(29)	113

香港飛機工程
有限公司
二零零二年
中期報告

	附註	六月三十日 二零零二年 港幣百萬元	十二月三十一日 二零零一年 港幣百萬元
固定資產	8	**1,601**	1,636
在共控公司的投資	9	**932**	869
遞延項目			
職員借款		**5**	5
期票		**3**	4
應收利息		**40**	38
退休金資產		**125**	–
遞延稅項		**(104)**	(58)
		69	(11)
流動資產			
飛機零件存貨		**57**	70
未完工程		**63**	119
應收及預付賬項	10	**289**	188
職員借款		**2**	171
應收共控公司款項		**17**	18
逾三個月定期存款		**12**	12
短期存款及銀行結存		**329**	113
		769	691
流動負債			
應付及應計賬項	10	**260**	352
一年內期滿之長期借款	12	**3**	3
應付共控公司款項		**1**	5
		264	360
流動資產淨值		**505**	331
		3,107	2,825
資本來源:			
股本	11	**166**	166
儲備		**2,831**	2,547
股東資金		**2,997**	2,713
少數股東權益		**5**	5
長期借款	12	**105**	107
		3,107	2,825



	附註	截至六月三十日止六個月		截至十二月三十一日止年度
		二零零二年 港幣百萬元	二零零一年 港幣百萬元	二零零一年 港幣百萬元
營業總額	2	**1,028**	1,023	1,994
營業開支：				
職員薪酬		**(502)**	(527)	(1,052)
直接材料費用／工作開支		**(149)**	(256)	(431)
折舊		**(50)**	(53)	(103)
營業租賃租金 — 土地及樓宇		**(28)**	(30)	(60)
核數師酬金		**–**	–	(1)
未完工程變動		**(56)**	52	33
其他營業開支		**(118)**	(98)	(222)
呆賬及存貨報廢準備變動		**52**	(27)	(54)
出售員工房屋溢利	3	**–**	7	7
出售業務予一家共控公司溢利		**–**	–	7
營業溢利	2	**177**	91	118
財務收入淨額	4	**3**	6	9
營業淨溢利		**180**	97	127
應佔共控公司業績	5	**99**	99	222
除稅前溢利		**279**	196	349
稅項	6	**(39)**	(21)	(37)
股東應佔溢利		**240**	175	312
股息 — 已付／擬派				
中期		**47**	38	38
末期		**–**	–	70
		47	38	108

	附註	港元	港元	港元
每股盈利	7	**1.44**	1.05	1.87

	二零零二年	二零零一年		
	中期 港元	中期 港元	末期 港元	合共 港元
每股股息	**0.28**	0.23	0.42	0.65

香港航空發動機維修服務公司較高之溢利，反映其設施所處理之發動機數目增加百分之二十三。本期內處理之發動機為八十台，去年則為六十五台。預計工程量會持續穩健。國泰航空公司仍為其主要客戶，其餘約五成之業務則來自其他地區的航空公司及勞斯萊斯公司。

財務回顧

營業總額與去年相若。外勤及基地維修業務之增長，大部分因本期內未有備件及物料售出供客機改裝貨機工程使用而抵銷。

除去一項非經常性項目以及壞賬與存貨報廢準備回撥之營業溢利，由港幣一億一千一百萬元增加至港幣一億二千五百萬元，反映外勤維修業務有所增長，以及機庫之飛機工程生產率提高。

來自共控公司之除稅前業績貢獻為港幣九千九百萬元，與去年同期相若。

二零零二年六月三十日結算之流動資金淨額為港幣三億四千一百萬元，而二零零一年十二月三十一日結算則為港幣一億二千五百萬元。除營業現金流入淨額外，本公司從Goodrich Asia-Pacific Limited獲得港幣一千一百萬元之股息，並因員工房屋貸款重新融資而獲得港幣一億六千九百萬元。

展望未來

二零零一年報告書指出自去年美國九月的事件後本集團之服務需求出現下降，此情況預期將持續至二零零二年。但結果本年上半年市場恢復至與去年相若之工程量水平。本公司之基地維修設施使用量高，預約數量顯示此情況會持續至本年下半年。廈門太古飛機工程公司之設施於本年下半年度亦已全部預約。本公司乃香港提供外勤維修服務之主要供應商，隨著進出香港之航班數目日益增加，預期本公司在此範疇之業務將會同步增長。

主席

唐寶麟

香港，二零零二年八月六日

業績

本集團於二零零二年上半年之股東應佔溢利為港幣二億四千萬元，與二零零一年同期所得之溢利港幣一億七千五百萬元相比上升百分之三十七。由於將過去數個財政期為應收客戶款項或未能悉數收賬及為存貨報廢作出之準備回撥，本期所得溢利包括一項港幣五千二百萬元之溢利。二零零一年上半年之相應數字為一項港幣二千七百萬元之開支。此外，去年同期業績包括一項有關出售住宅物業之非經常性溢利港幣七百萬元。扣除此等特殊項目後之股東應佔溢利由港幣一億九千五百萬元減少至港幣一億八千八百萬元，下降百分之四。

本期內來自廈門太古飛機工程有限公司（廈門太古飛機工程公司）之除稅後盈利貢獻為港幣二千九百萬元（二零零一年為港幣四千九百萬元），香港航空發動機維修服務有限公司（香港航空發動機維修服務公司）之除稅後盈利貢獻則為港幣四千七百萬元（二零零一年為港幣三千四百萬元）。

董事局業於本日宣佈派發中期股息每股港幣二十八仙（二零零一年為港幣二十三仙），並定於二零零二年九月二十三日派發予於二零零二年九月十三日辦公時間結束時已名列股東名冊內之股東。每股股息與去年相比增加百分之二十二，股息總額為港幣四千七百萬元。股票過戶手續將於二零零二年九月九日至二零零二年九月十三日（包括首尾兩天）暫停辦理。

業務回顧

本公司直接或透過在廈門之共控公司廈門太古飛機工程公司獲得全面維修合約，為以香港為基地的國泰航空公司、港龍航空公司及華民航空公司營運之波音及空中巴士機隊提供服務。此等合約包括提供外勤維修與機庫維修，以及若干部件之大修服務。此外，本公司透過與勞斯萊斯公司在香港合資成立之香港航空發動機維修服務公司，提供航空發動機維修服務。

繼二零零一年最後一季市場出現逆轉後，本期內之外勤維修工程量有所改善。去年一月至六月期間，平均每日處理飛機數目為一百八十六架，而本年之平均數目增加至一百九十一架，增幅為百分之三。在香港國際機場提供技術性及非技術性外勤維修服務，其價格仍極易受市場波動影響。

儘管主要客戶採用機齡較淺及更現代化之飛機，且本期內改裝客機為貨機之業務機會減少，令平均工程量下降，但其港機工程及廈門太古飛機工程公司運作之飛機機架維修及改裝工程設施，在本期內仍保持高使用量。

本公司與國泰航空公司議定了一份合約。根據該合約，本公司將購入一批供空中巴士A340-600型飛機使用之可修護備件，本公司將持有該批備件並租予國泰航空公司三架預期於二零零二年十一月至二零零三年四月間加入機隊之飛機使用。此等備件之成本估計為港幣一億二千萬元，其中大部份成本將於本年下半年入賬。

廈門太古飛機工程公司在本期內較低之業績反映其收益下降，這是由於機庫之飛機工程量減少所致。廈門、上海及北京主要為港龍航空進行之外勤維修工程繼續運作順利。雖然溢利下降，廈門太古飛機工程公司之現金流量仍然充裕，其董事局業已宣佈於八月派發中期股息予股東，本公司之應佔股息將為二百萬美元。廈門太古飛機工程公司第三個機庫之興建工程正按照預定計劃和預算進行，預期於二零零三年初投入運作。

香港飛機工程
有限公司
二零零二年
中期報告

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零二年	二零零一年	二零零一年
(港幣百萬元)			
營業總額	1,028	1,023	1,994
主要共控公司應佔除稅後業績：			
— 香港航空發動機維修服務有限公司	47	34	108
— 廈門太古飛機工程有限公司	29	49	76
股東應佔溢利	240	175	312
股息	47	38	108
股東資金	2,997	2,621	2,713
(股份數目以千股計)			
平均已發行股份數目	166,335	166,983	166,945
(港元)			
每股盈利	1.44	1.05	1.87
每股股息	0.28	0.23	0.65
每股股東資金	18.02	15.69	16.30

目錄

網址：http://www.haeco.com

設計：Format Limited www.format.com.hk

本中期報告採用再造紙印刷



港機工程